UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(25 April 2018)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update - April 2018

Press Release

Trading Update - April 2018

CRH plc, the international building materials group, has issued the following Trading Update for the period 1 January 2018 to 31 March 2018 in advance of its Annual General Meeting which takes place tomorrow at 11.00am in Dublin.

Highlights

●        Prolonged winter weather conditions and the timing of Easter holidays, which occurred in the second quarter of 2017, resulted in first quarter like-for-like* sales down 2% compared to the same period last year.

●        Group EBITDA, for the seasonally less significant first half of the year, is expected to be in line with the first half of 2017 on a like-for-like basis. With normal weather patterns and in the absence of any major market dislocations, like-for-like EBITDA in the second half of the year is anticipated to be ahead of last year.

●        As part of the Group's ongoing commitment to active portfolio management, we are targeting a further c. €1.5 billion to €2 billion of divestments over the medium term.

●        In a separate statement this morning, we have announced our intention to introduce a share repurchase programme of up to €1.0 billion to be completed over the next 12 months.

Trading Backdrop

Like-for-like Group sales for the first quarter of 2018 decreased by 2% compared with the same period last year. In Europe, like-for-like sales were 2% behind, with recovery in certain key markets offset by adverse weather conditions and the timing of Easter holidays which occurred in the second quarter of 2017. In the Americas, unfavourable weather conditions impacted a number of key regions and while the economic and business environment remained positive, like-for-like sales were down 3% on 2017. Competitive market conditions prevailed in the Philippines with like-for-like sales 5% behind the first quarter of 2017.

First Half Outlook

We expect total Group EBITDA, for the seasonally less significant first half of the year, to be in line with H1 2017 on a like-for-like basis (H1 2017 like-for-like comparison: €1.02 billion). In Europe, like-for-like H1 EBITDA is expected to be slightly ahead of the first half of 2017. In the Americas, against a continued positive demand environment, like-for-like H1 EBITDA is expected to be in line with last year. EBITDA for Asia is expected to be behind due to competitive conditions in the Philippines.

Second Half Outlook

Looking ahead to the second half of the year, in Europe we expect economic recovery to continue in most countries and EBITDA to show progress on a like-for-like basis. In the United States we expect housing, non-residential construction and the US infrastructure market to continue to grow; with continued improvement in the overall economic environment, we expect EBITDA growth in the Americas in the second half of the year on a like-for-like basis. Trading in the Philippines is expected to be broadly in line with the second half of 2017. Against this backdrop and based on current momentum, we continue to expect further progress on a Group EBITDA basis in H2 2018 (H2 2017 like-for-like comparison: €1.83 billion).

Portfolio Update

Acquisition/investment spend during the period amounted to c. €150 million, relating to six bolt-on acquisitions. In addition, we finalised an agreement to merge Suwannee American Cement, acquired in November 2017, with American Cement Company, LLC, our 50:50 joint venture based in Florida. CRH now owns 80% of the enlarged business following this non-cash deal. This deal will strengthen Americas Materials' position in existing markets in Central and Northern Florida, optimise market coverage and will achieve operating and vertical integration synergies.

We completed a number of divestments and asset disposals with total proceeds of c. €2.3 billion during Q1 which relates mostly to the divestment of our Americas Distribution business.

Active portfolio management is an embedded practice at CRH and we continue to assess our portfolio to identify and focus on businesses which offer the most attractive returns for our shareholders. With this continuing commitment, we expect further divestment proceeds of c. €1.5 billion to €2 billion over the medium term for businesses no longer meeting our returns and growth criteria or for which CRH is no longer the best long-term owner.

As previously announced, we have reached an agreement with the Board of Ash Grove Cement to acquire a portfolio of cement and other materials assets. The deal is progressing through regulatory approval in the United States and is expected to close in the coming weeks.

Europe Update

The broad-based recovery evident in a number of key markets in 2017 has continued into the first quarter of 2018; however like-for-like sales were 2% behind in the first quarter as the positive momentum was offset by severe and prolonged winter weather conditions and also by the impact of Easter holidays in Q1 of this year.

In Europe Heavyside, a good start in January 2018 was followed by heavy snowfall and extremely low temperatures in February and March, which resulted in like-for-like sales 3% behind Q1 2017.

Q1 Markets in Brief
●        UK: Challenging start to the year as volumes for all products were impacted by significant weather disruption and were behind 2017. Prices increased in cement and aggregates
●        France: Adverse weather conditions resulted in lower cement volumes; prices ahead
●        Switzerland: Increased cement volumes but competitive pricing conditions remain
●        Benelux: Volumes in the Netherlands ahead with continued growth in the residential sector
●        Germany: Lower volumes due to poor weather but prices ahead. Fels performed in line with expectations
●        Denmark: Strong construction demand continues and volumes and prices were ahead
●        Ireland: Volumes in all products behind due to weather disruption but positive pricing trends
●        Poland: Cement volumes behind due to harsh weather conditions; cement prices ahead
●        Finland: Positive momentum in cement volumes continues; price competition from imports
●        Ukraine: Cement volumes impacted by poor weather and prices ahead of 2017
●        South East Europe: Lower cement volumes across the region with price progress in Romania

Europe Lightside like-for-like sales for the first quarter were 3% ahead of 2017 as a positive start to the year's sales activity in the main Lightside markets was only partly offset by the severe weather experienced.

Q1 Markets in Brief
●        Construction Accessories: Positive demand in Germany and Asia-Pacific countries
●        Architectural Products: Strong demand in the Netherlands offset by lower sales in Germany and Poland, impacted by adverse weather conditions
●        Other Lightside products: Increased sales primarily due to higher volumes in key markets

Europe Distribution like-for-like sales were 1% behind Q1 2017, driven primarily by adverse weather across all our markets.

Q1 Markets in Brief
●        Benelux: Increased sales on a like-for-like basis in the Netherlands with continued growth in new residential construction boosting General Merchant volumes, partly offset by competitive pressure in DIY and slower start to RMI in Belgium
●        Switzerland: Difficult market conditions continue, impacted by slow new residential activity
●        Germany: Lower DIY sales, impacted by poor weather, more than offset improvements in General Merchant and Sanitary, Heating and Plumbing (SHAP); positive market backdrop continues

Americas Update

Favourable trends in construction activity in the United States are reflected in our current backlog and our main Canadian markets experienced stable activity levels. However, harsh winter weather impacted performance and like-for-like sales for our Americas operations in the first quarter were 3% behind Q1 2017.

Q1 Markets in Brief
●        Residential: Continued growth in residential construction activity, both new and RMI
●        Non-Residential: Modest year-on-year growth with positive trends in most segments as Architecture Billings Index posted sixth consecutive month of growth in March
●        US Infrastructure: Modest underlying growth as federal funding reflects increased FAST Act allocation

In particular, unfavourable weather conditions in a number of states in our Americas Materials' operations resulted in lower like-for-like volumes of aggregates and asphalt, while readymixed concrete was ahead. Construction revenues were also behind and cement volumes were in line with Q1 2017. Positive pricing trends in aggregates, asphalt and readymixed concrete were experienced compared with the first quarter of 2017. Our recent acquisition of Suwannee American Cement together with certain other materials assets in Florida performed in line with expectations.

This markedly seasonal business typically sells less than 10% of annual asphalt volumes and less than 20% of aggregates and readymixed concrete volumes in the first quarter of the year. Like-for-like sales for the first quarter were 2% behind 2017.

Americas Products experienced like-for-like sales 3% behind Q1 2017 against a backdrop of good demand; prolonged winter weather across the Eastern US had a significant impact on Architectural Products shipments which were behind 2017. Like-for-like sales at our Precast business were ahead of the prior year driven by strong demand in the West. Our BuildingEnvelope® business was behind due to unfavourable weather conditions and expected lower project activity in Q1.

Asia Update

Cement volumes were behind compared to the first quarter of 2017 with like-for-like sales 5% behind. Cement prices were ahead of Q1 2017.
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CRH will report its Interim Results for the six months ending 30 June 2018 on 23 August 2018.

*Like-for-like movements exclude currency exchange effects, the impact of acquisitions and divestments and one-off items

CRH plc will host an analysts' conference call at 08:30 BST on Wednesday, 25 April 2018 to discuss the Trading Update. To join this call please dial: +353 (0)1 2460271, user PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Reports and Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold             Chief Executive

Senan Murphy               Finance Director

Frank Heisterkamp        Head of Investor Relations

Mark Cahalane              Group Director, Corporate Affairs

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2016 Annual Report and on Form 20-F as filed with the US Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 April 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary